                              [CELTRIX LETTERHEAD]


                                                                      EXHIBIT 21


NEWS RELEASE


                             CONTACT:      Andreas Sommer, Ph.D.
                                           President and Chief Executive Officer
                                           (408) 988-2500


              CELTRIX'S SOMATOKINE DIABETES TRIAL RESULTS PRESENTED

           PRINCIPAL INVESTIGATORS REPORT AT MAJOR SCIENTIFIC MEETINGS


        San JOSE, CA - June 21, 1999 -- Celtrix Pharmaceuticals, Inc. (Nasdaq:
CTRX) announced today that the results of its Phase IIA clinical trial using SomatoKine(R) in patients with Type 1 diabetes have been selected for presentation at two major scientific meetings.

        Alan Moses, M.D., Chief Medical Officer, Joslin Diabetes Center and Associate Professor of Medicine, Harvard Medical School will present the trial's findings today at the American Diabetes Association, 59th Scientific Sessions in San Diego. The co-principal investigator for the study, David R. Clemmons, M.D., Ph.D., Professor and Division Chief, Division of Endocrinology, University of North Carolina School of Medicine, presented trial results at the Endocrine Society's 81st Annual Meeting on June 14, 1999 in San Diego.

        The final data demonstrate significant treatment results in several key measurements: SomatoKine (IGF-I/BP3) treatment decreased the average daily insulin requirement by 49% and reduced average daily blood glucose by 23% from the levels attained by conventional insulin therapy. SomatoKine treatment also reduced total serum cholesterol by 12% and improved glycemic control.

THE SOMATOKINE COMPLEX

        SomatoKine is the recombinant equivalent of the natural complex formed by the hormone insulin-like growth factor-I (IGF-I) and its major regulatory binding protein (BP3). IGF-I plays multiple roles in diverse biological processes, including control of blood glucose and preservation and formation of bone and muscle. BP3 contains biological information important for the body's natural regulation of IGF-I bioavailability and biodistribution. Administration of SomatoKine, the IGF-BP3 complex, establishes a circulating reservoir of IGF-I that is proving in clinical research to be both safe and effective.

ADDITIONAL INFORMATION

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. Celtrix has completed Phase IIA clinical testing for the treatment of diabetes, severe osteoporosis (recovery from hip fracture) and traumatic burns. Other potential indications include protein wasting diseases associated with cancer, AIDS, advanced kidney failure and other life-threatening conditions.

                                     -more-

"Celtrix's SomatoKine Diabetes Trial Results Presented"
Page 2



        This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to enter into a collaboration with a corporate partner for the continuation of the clinical trials in diabetes and other indications, that such trials will continue to show the same observations, including any statistically relevant results in larger Phase II or Phase III trials, as well as risks associated with future research, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

                                      -end-